EXHIBIT 3.1

FOURTH AMENDMENT TO THE BY-LAWS

OF

M.D.C. HOLDINGS, INC.

This Fourth Amendment to the By-Laws (the “By-Laws”) of M.D.C. Holdings, Inc., a Delaware corporation (the “Corporation”), is made as of January 17, 2024 by the unanimous vote of the Corporation’s board of directors.

The By-Laws are hereby amended to add a new Article X, as follows:

ARTICLE X

EXCLUSIVE FORUM

Section 1. Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall, to the fullest extent permitted by law, be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim of breach of a fiduciary duty owed by any current or former director, officer, or other employee or agent of the Corporation to the Corporation or the Corporation’s stockholders, or a claim of aiding and abetting any such breach of fiduciary duty, (iii) any action asserting a claim arising pursuant to any provision of the General Corporation Law of the State of Delaware, the Corporation’s Certificate of Incorporation or its By-Laws, (iv) any action to interpret, apply, enforce or determine the validity of the Corporation’s Certificate of Incorporation or By-Laws, or (v) any action asserting a claim governed by the internal affairs doctrine. If the Court of Chancery of the State of Delaware lacks jurisdiction over such action or proceeding, the sole and exclusive forum for such action or proceeding shall be another court of the State of Delaware or, if no court of the State of Delaware has jurisdiction, then the federal district court for the District of Delaware. To the fullest extent permitted by applicable law, any person who, or entity that, holds, purchases or otherwise acquires an interest in stock of the Corporation shall be deemed to have consented to the personal jurisdiction of the Court of Chancery of the State of Delaware (or if the Court of Chancery does not have jurisdiction, another court of the State of Delaware, or if no court of the State of Delaware has jurisdiction, the federal district court for the District of Delaware) in any proceeding brought to enjoin any action by that person or entity that is inconsistent with the exclusive jurisdiction provided for in this By-Law. To the fullest extent permitted by applicable law, if any action the subject matter of which is within the scope of this By-Law is filed in a court other than as specified above in the name of any stockholder, such stockholder shall be deemed to have consented to (a) the personal jurisdiction of the Court of Chancery of the State of Delaware, another court in the State of Delaware or the federal district court in the District of Delaware, as appropriate, in connection with any action brought in any such court to enforce this By-Law and (b) having service of process made upon such stockholder in any such action by service upon such stockholder’s counsel in the action as agent for such stockholder.

Section 2. Unless the Corporation consents in writing to the selection of an alternative forum, the federal district courts of the United States of America shall, to the fullest extent permitted by law, be the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933, as amended.

Section 3. Any person or entity purchasing or otherwise acquiring or holding any interest in shares of stock of the Corporation shall be deemed to have notice of and consented to the provisions of this Article.

CERTIFICATION

I, Joseph H. Fretz, as Secretary of M.D.C. Holdings, Inc. a Delaware corporation (the “Corporation”) do hereby certify that the foregoing Fourth Amendment to the By-Laws of the Corporation was adopted by the Corporation’s Board of Directors on January 17, 2024.

/s/ Joseph H. Fretz
Joseph H. Fretz